Exhibit 99.1

March 22, 2019

CONSENT OF:  GZA GeoEnvironmental, Inc.

The undersigned hereby consents to the references to our company’s name in the form and context in which they appear in the 2018 Annual Report on Form 10-K of Covia Holdings Corporation.  We also hereby consent to the filing of this letter as an exhibit to the 2018 Annual Report on Form 10-K of Covia Holdings Corporation.

We hereby further consent to the use in such Annual Report on Form 10-K of information contained in our reports setting forth the estimates of reserves of Covia Holdings Corporation as of December 31, 2018.

GZA GeoEnvironmental, Inc.

By:	/s/ Mark J. Krumenacher
Name:	Mark J. Krumenacher
Title:	Senior Principal, Senior Vice President